June 24, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sharon Blume

Justin Dobbie

Andi Carpenter

Julie Griffith

Re:	Adaptive Biotechnologies Corporation

Registration Statement on Form S-1

File No. 333-231838

Acceleration Request

Requested Date:              Wednesday, June 26, 2019

Requested Time:             4:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that between June 17, 2019 and June 23, 2019 at 5:00 p.m., Eastern Daylight Time, approximately 3,135 copies of the Preliminary Prospectus of Adaptive Biotechnologies Corporation, a Washington corporation (the “Registrant”), dated June 17, 2019, were distributed to prospective underwriters/dealers, institutional and other investors and others.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time on June 26, 2019, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
BOFA SECURITIES, INC.

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name: Elizabeth Wood
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Name: Benjamin Burdett
Title: Managing Director

BOFA SECURITIES, INC.

By:	/s/ Adam Chazan
Name: Adam Chazan
Title: Managing Director

cc:

Chad Robins, Chief Executive Officer

Chad Cohen, Chief Financial Officer

Stacy Taylor, General Counsel

Adaptive Biotechnologies Corporation

James Evans, Esq.

Robert Freedman, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Andrew Ledbetter, Esq.

Tyler Hollenbeck, Esq.

Kevin Criddle, Esq.

DLA Piper LLP (US)